The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

This Letter of Transmittal is for use by registered Shareholders (‘‘Registered Shareholders") of common shares ("Metallica Common Shares") of Metallica Resources Inc. ("Metallica" or the "Corporation") in connection with the proposed transaction (the "Transaction") involving New Gold Inc. ("New Gold"), that is being submitted for approval at the special meeting of Metallica Shareholders to be held on June 17, 2008 (the "Meeting"). Metallica Shareholders are referred to the Notice of Annual and Special Meeting and Management Proxy Circular dated May 16, 2008 (the ‘‘Circular’’) prepared in connection with the Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Transaction is anticipated to close on June 30, 2008. At the Effective Time, Metallica Shareholders (other than Dissenting Holders) will be entitled to receive, in exchange for each Metallica Share, 0.9 common shares of New Gold (each a ‘‘New Gold Common Share’’) and C$0.0001 in cash.

In order to receive the appropriate number of New Gold Common Shares and a cheque representing the cash payment that a Metallica Shareholder is entitled to receive under the Transaction, Metallica Shareholders are required to deposit the certificates representing Metallica Common Shares held by them to Computershare Investor Services Inc. (the "Depositary"). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Metallica Common Shares deposited for payment of the consideration pursuant to the Transaction.

No fractional New Gold Common Shares will be issued to any Metallica Shareholder in connection with the Arrangement. If a Metallica Shareholder is entitled to a fractional share representing 0.5 or more of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica Shareholder will be rounded up to the nearest whole New Gold Common Share. If a Metallica Shareholder is entitled to a fractional share representing less than 0.5 of a New Gold Common Share, the number of New Gold Common Shares to be issued to that Metallica Shareholder will be rounded down to the nearest whole New Gold Common Share.

The Transaction will be immediately taxable to certain Metallica Shareholders unless such Metallica Shareholders file a joint tax election form (duly executed by New Gold) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Metallica Shareholder who qualifies as an "Eligible Holder" (as such term is defined in the Circular) and wish to make a tax election, you may request a tax election package by completing Box E in this Letter of Transmittal.

Metallica Shareholders who do not deliver their Metallica Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive New Gold Common Shares and cash for their Metallica Common Shares.

TO:

COMPUTERSHARE INVESTOR SERVICES INC.; at the office set out herein

AND TO:

METALLICA RESOURCES INC.

AND TO:

NEW GOLD INC.

Please read the Circular and the instructions set out below before carefully completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Metallica Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

In connection with the Transaction being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Metallica Common Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of Metallica Common
Shares Represented by
Certificate

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Metallica Common Shares deposited herewith (the ‘‘Deposited Shares’’) and following the Effective Time of the Transaction, the Depositary will deliver to the undersigned certificates representing the New Gold Common Shares that the undersigned is entitled to under the Transaction, and a cheque issued by the Depositary representing the amount of cash the undersigned is entitled to receive, or hold such shares and cheque for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Metallica Common Shares represents and warrants in favour of Metallica and New Gold that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the consideration is paid, none of Metallica and New Gold, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Transaction.

Except for any proxy deposited with respect to the vote on the Special Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs New Gold and the Depositary to mail the certificate(s) representing the New Gold Common Shares that the undersigned is entitled to under the Transaction, and the cheque representing payment for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for New Gold Common Shares and cheque for pick-up, in accordance with the instructions given below.

If the Transaction is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned in accordance with the delivery instructions given below or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Metallica.

It is understood that under no circumstances will interest accrue or be paid on the consideration payable in respect of the Deposited Shares in connection with the Transaction.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Metallica Common Shares pursuant to the Transaction through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente letter d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A	BOX B
PAYMENT AND DELIVERY	SPECIAL DELIVERY INSTRUCTIONS
INSTRUCTIONS

To be completed ONLY if the cheque and New Gold Common Shares to which the undersigned is entitled under the Transaction is to be sent to someone other than the person shown in Box A or to an address other than the address shown on Box A

☐ issue cheque and New Gold Common Shares in the name of:
(please print or type)

____________________________________
(Name)	☐ Same address as Box A; or

____________________________________	____________________________________
(Street Address and Number)

____________________________________	____________________________________
(City and Province or State)	(Name)

____________________________________	____________________________________
(Country and Postal (Zip) Code)	(Street Address and Number)

____________________________________	____________________________________
(Telephone – Business Hours)	(City and Province or State)

____________________________________	____________________________________
(Social Insurance, Social Security Number or Tax Identification Number)	(Country and Postal (Zip) Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS ☐ hold for pick-up at the office of the depositary at Computershare Investor Services Inc., where shares were deposited

BOX D
TO BE COMPLETED BY ALL METALLICA SHAREHOLDERS BY SELECTING ONE BOX BELOW

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐   The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

OR

☐   The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A. U.S. Shareholder is any Metallica Shareholder that is either (1) providing an address in Box "A" or Box "B" that is located within the United States or any territory or possession thereof or (2) a U.S. person for United States federal income tax purposes. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or other wise provide certification that you are exempt from backup withholding, as provided in the instructions

BOX E
TAX DEFERRAL ELECTION

☐   Check this box if the beneficial owner of the deposited Metallica Common Shares represented by the certificates listed above, (1) is an Eligible Holder (defined below), and (2) would like to make the joint tax election with New Gold described under "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada" in the Circular. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary, together with the appropriate election forms.

The joint tax election can only be made by beneficial owners of Metallica Common Shares who are Eligible Holders. No joint tax election will be made with any other persons.

An "Eligible Holder" means a beneficial holder of Metallica Common Shares immediately prior to the Effective Time, who either: (i) is a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA") (other than a person who is exempt from tax under Part I of the ITA), or a partnership any member of which is a resident of Canada for purposes of the Tax Act (other than a person who is exempt from tax under Part I of the Tax Act); or (ii) is not, and is not deemed to be, a resident of Canada for purposes of the ITA and whose Metallica Common Shares are "taxable Canadian property" and not "treaty-exempt property", in each case as defined in the ITA. See "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada" in the Circular.

If you are requesting a tax instruction letter, please respond to the following statements by checking the appropriate box:

Yes	No
☐	☐	The undersigned is a partnership
☐	☐	The undersigned intends to file an election in Quebec

BOX F – SIGNATURE GUARANTEE	BOX G – SIGNATURE

Signature guaranteed by	Dated:___________________
(if required under Instruction 3):

____________________________________
____________________________________	(Signature of Metallica Shareholder or authorized
Authorized Signature	representative)

____________________________________	____________________________________
Name of Guarantor (please print or type)	(Signature of any joint holder)

____________________________________	____________________________________
Address (please print or type)	(Name of Shareholder)

____________________________________	____________________________________
Area Code and Telephone Number	(Name of Authorized representative)

BOX H
SUBSTITUTE FORM W-9

To be completed by U.S. Residents/Citizens only (See Instructions at Instruction 9)

Under penalties of perjury, I certify that:

  The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me and have so indicated by writing "Applied For" in the space below for social security or taxpayer identification number).

  I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

  I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

____________________________________	____________________________________
(Signature of Metallica Shareholder)	Date

________________________________________________
(Social Security or taxpayer identification number)

NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDED METALLICA WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION SUBJECT TO TAX TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE SPACE FOR THE
"SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER" IN BOX H.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

____________________________________	____________________________________
(Signature of Metallica Shareholder)	Date

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

Metallica Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Metallica Common Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Metallica Common Shares and all other required documents is at the option and risk of the Metallica Shareholder, and delivery will be deemed effective only when such documents are actually received. Metallica recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Metallica Shareholders whose Metallica Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Metallica Common Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)

New Gold reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.

Signatures

This Letter of Transmittal must be completed and signed by the holder of Metallica Common Shares or by such holder’s duly authorized representative (in accordance with paragraph 4 below of these Instructions).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque and/or certificate(s) representing New Gold Common Shares are to be issued to a person other than the registered owner(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

3.

Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Metallica Common Shares or if the payment is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An ‘‘Eligible Institution’’ means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Metallica, New Gold or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.

Delivery Instructions

All certificate(s) and cheque(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any certificate(s) and cheque(s) are to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any new certificate(s) and cheque(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Metallica. Any certificate(s) or cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.

Lost Certificates

If a certificate representing Metallica Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Metallica Common Shares will respond with replacement requirements (which may include bonding requirement) for payment of the consideration in accordance with the Transaction.

7.

Return of Certificates

If the Transaction does not proceed for any reason, any certificate(s) for Metallica Common Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box A, Box B or Box C, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Metallica.

8.

Important Canadian Tax Information for Metallica Shareholders

The Transaction will be immediately taxable to certain Metallica Shareholders unless such Metallica Shareholders file a joint tax election form (duly executed by New Gold) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Metallica Shareholder who qualifies as an "Eligible Holder" (as such term is defined in the Circular) and wish to make a tax election, you may request a tax election package by completing Box E in this Letter of Transmittal.

9.

Important Tax Information for U.S. Shareholders

United States federal income tax law generally requires that a U.S. Shareholder who receives New Gold Common Shares and cash in exchange for Metallica Common Shares provide the Depositary with his correct Taxpayer Identification Number (‘‘TIN’’), which, in the case of a holder of Metallica Common Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received (in New Gold Common Shares and cash) hereunder. In the event the backup withholding amount with respect to the holder of Metallica Common Shares exceeds the amount of cash otherwise payable to such holder hereunder, New Gold and the Depositary will be permitted to sell sufficient New Gold Common Shares otherwise deliverable to such holder, to permit the appropriate backup withholding amount to be remitted to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Substitute Form W-9, write "Exempt" in such form, and sign and date the form.

If a U.S. Shareholder does not have a TIN, such holder should: (i) write "Applied For" in the space for the TIN in the Substitute Form W-9; and (ii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made (in New Gold Common Shares and cash) to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND CASH ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS (IN NEW GOLD COMMON SHARES AND CASH) MADE TO SUCH HOLDER PURSUANT TO THE TRANSACTION.

10.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Metallica Common Shares, additional certificate numbers and number of Metallica Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

If Metallica Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits of Metallica Common Shares will be accepted and no fractional New Gold Common Shares will be issued.

(d)

Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

Office of the Depositary
c/o Computershare Investor Services Inc.

Offices of the Depositary

Inquiries:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St E
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Vancouver	Toronto

Computershare Investor Services Inc.	Computershare Investor Services Inc.
510 Burrard Street 2nd Floor	9th Floor, 100 University Avenue
Vancouver, BC V6C 3b9	Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Any questions and requests for assistance may be directed by Shareholders to the Depositary
At the telephone number and locations set out above.